UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 14, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  August 14, 2012

Exhibit No.	Description
1.	Press release, dated August 14, 2012

Exhibit 1

Jinpan International Reports Second Quarter 2012 Financial Results

CARLSTADT, N.J., Aug. 14, 2012 /PRNewswire/ -- Jinpan International Ltd. (NASDAQ: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced the unaudited consolidated financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Results

Net sales for the second quarter were $55.5 million, a 4.7% decrease from $58.3 million in the same period last year.  The decrease in sales was primarily the result of decreased international sales.  In the second quarter, domestic sales accounted for $51.2 million, or 92.3% of net sales, compared to $46.1 million, which also represented 79.1% of net sales in the same period last year. Net sales outside of China for the quarter were $4.3 million, or 7.7% of net sales compared to $12.2 million, or 20.9% of net sales for the same period last year.

The sales of cast resin transformers (excluding those for wind power applications), switchgears and unit substations represented $48.6 million, or 87.6% of net sales in the second quarter, while wind energy products (cast resin transformers and VPI products for wind power applications) represented $6.9 million, or 12.4% of net sales during this quarter.

Gross profit in the second quarter decreased 23.0% year over year to $17.1 million from $22.2 million in the same period last year.  Second quarter 2012 gross profit margin was 30.8%, compared to 38.1% in the prior year period, and 36.9% in the 2012 first quarter. Gross margin decreased in the second quarter due to lower product prices, resulting from a competitive pricing environment, and a higher ratio of standard to customized products sold.

Selling and administrative expenses in the second quarter were $14.2 million, or 25.6% of net sales, compared to $13.8 million, or 23.7% of net sales in the same period last year.   Selling expenses increased in the second quarter due to higher commissions resulting from increased sales in China. Compared with international sales, the Company pays more commission per dollar of sales in China, because it employs a direct market strategy in China whereas international sales are comprised mostly of large orders from several OEMs. Administrative expenses also increased due to increased salary expenses resulting from the Company's implementation of its expansion plans.

Operating income for the second quarter decreased 65.4% to $2.9 million, or 5.3% of net sales, from $8.4 million, or 14.5% of net sales, in the same period last year. Net income for the second quarter decreased 67.6% to $2.4 million, or $0.14 per diluted share, from $7.3 million, or $0.44 per diluted share, in the same period last year.  Second quarter net income as a percentage of net sales was 4.2% compared to 12.5% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "Our results were generally in line with our preliminary results announced in the first half of July. As reported earlier, our business in the second quarter was negatively impacted by a change in the design of wind power products by our primary OEM customer, resulting in decreased international sales.  We were also impacted by weaker than expected domestic orders in China due to a softer economic environment."

"In our international business, we continue to work closely with our major OEM customer on new product specifications and design so they can be integrated into the new wind power cast resin transformer products we will manufacture for this customer.  We expect a portion of our export sales shortfall to be offset by increased orders from our two other OEM customers in the second half of the year resulting in international sales to be equal or slightly less than last year."

"In our domestic business, despite the softer economic environment, we continue to manufacture our cast resin transformer products for many sizeable infrastructure projects and continue to receive a steady flow of new orders.  At the end of July, we had a backlog of approximately $115 million, of which we expect approximately 70% to 80% of this backlog to be shipped in 2012, setting us up for an improved second half.  While we are adjusting our full year forecast to reflect reduced domestic order activity in July, we remain confident in our long term growth trajectory and will continue towards the goal of developing Jinpan into a leading, world class cast resin transformer manufacturer."

Balance Sheet

As of June 30, 2012, the Company had $26.0 million in cash and cash equivalents, compared to $24.2 million at December 31, 2011. The Company's accounts receivable on June 30, 2012 totaled $121.7 million, compared to $110.4 million at December 31, 2011.  Notes payable in the 2012 second quarter decreased to $6.0 million compared to $13.6 million on December 31, 2011.  Total bank loans outstanding at June 30, 2012 increased to $45.3 million as compared to $23.0 million at December 31, 2011. During the second quarter, the Company increased $7.9 million long term loan that related to the construction of its Guilin manufacturing facility.

Financial Outlook

For the full year 2012, the Company currently anticipates net sales of $208-$219 million, a decrease of 0% to 5% compared to 2011, net income of $15.5-$16.5 million, a decrease of 30% to 35% compared to 2011, and gross profit margin of approximately 33% to 34% of net sales.

Conference Call Information

Jinpan's management will host an earnings conference call on August 14th, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-913-312-1396.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through August 28th, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 2445315.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact Information:

At Jinpan International Ltd.: Mark Du Chief Financial Officer (201) 460-8778	At ICR, Inc.: In U.S. Bill Zima (646) 308-1630

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (unaudited)
For the Three and Six Month Periods Ended June 30, 2012

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2012	2011	2012	2011
(In thousands, except per share data)	US$	US$	US$	US$

Net sales	55,529	58,270	98,283	88,153
Cost of Goods Sold	(38,418)	(36,040)	(65,410)	(54,965)
Gross Margin	17,111	22,230	32,873	33,188

Operating Expenses
Selling and administrative	(14,188)	(13,785)	(25,103)	(21,567)
Operating income	2,923	8,445	7,770	11,621

Interest Expenses	(627)	(272)	(1,086)	(447)
Other Income	364	228	579	510
Income before income taxes	2,660	8,401	7,263	11,684

Income taxes	(302)	(1,125)	(941)	(1,667)
Net income	2,358	7,276	6,322	10,017

Earnings per share

-Basic	US$0.15	US$0.45	US$0.39	US$0.62

-Diluted	US$0.14	US$0.44	US$0.39	US$0.61

Weighted average number of shares

-Basic	16,164,487	16,253,494	16,164,487	16,253,494

-Diluted	16,522,898	16,469,879	16,400,668	16,525,324

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2012	2011
	US$	US$
Assets
Current assets:
Cash and cash equivalents	26,005	24,218
Restricted cash	19	322
Notes receivable	11,147	19,114
Accounts receivable, net	121,716	110,382
Inventories	44,910	36,675
Prepaid expenses	10,183	13,251
Other receivables	6,354	3,878

Total current assets	220,334	207,840

Property, plant and equipment, net	40,123	37,102

Construction in progress	6,173	2,406

Land use right	15,282	15,523
Intangible asset-Goodwill	13,320	13,371
Other assets	81	76
Deferred tax assets	1,153	1,044

Total assets	296,466	277,362

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank loans	35,853	21,426
Accounts payable	24,252	22,833
Notes Payable	5,956	13,611
Tax Payable	1,516	2,335
Advance from customers	14,399	12,642
Other Payable	16,956	22,072

Total current liabilities	98,932	94,919

Long Term Loan	9,423	1,550
Deferred Income	2,643
Shareholders' equity:
Common stock, US$0.0045 par value:
Authorized shares - 40,000,000
Issued and outstanding shares – 16,395,456 in 2011 and 2010	74	74
Common Stock, Warrants	-	854
Convertible preferred stock, US$0.0045 par value:
Authorized shares – 2,000,000
Issued and outstanding shares –none in 2012 and 2011	-	-
Additional paid-in capital	37,079	36,114
Reserves	12,023	12,023
Retained earnings	117,106	111,915
Accumulated other comprehensive income	19,644	20,392
	185,926	181,372
Less: Treasury shares at cost, common stock-215,306 in 2012 and 227,306 in 2011	(458)	(479)
Total shareholders' equity	185,468	180,893

Total liabilities and shareholders' equity	296,466	277,362

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2012 (Unaudited)

	Six months ended June 30	Six months ended June 30
	2012	2011
Operating activities
Net income	6,322	10,017
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	2,080	2,067
Provision for Doubtful Debt	973	163
Loss/(Gain) on disposal of fixed assets	(4)	-
Deferred Income Tax	(114)	55
Deferred Income	2,649	-
Stock-based compensation cost	111	123
Changes in operating assets and liabilities
Restricted cash	301	(384)
Accounts receivable	(12,747)	(18,809)
Notes receivable	7,910	(7,117)
Inventories	(8,390)	(10,681)
Prepaid expenses	3,024	(1,181)
Other receivables	(2,501)	(300)
Accounts payable	1,509	8,030
Notes Payable	(7,618)	(27,424)
Income tax	(812)	229
Advance from customers	1,808	4,888
Other liabilities	(5,105)	5,819
Net cash provided by/(used in) operating activities	(10,604)	(34,505)
Investing activities
Purchases of property, plant and equipment	(5,272)	(2,440)
Proceeds from sales of property, plant and equipment	29	-
Payment for construction in progress	(3,783)	-
Long Term Prepaid Lease	182	161
Net cash provided by (used in) investing activities	(8,844)	(2,279)
Financing activities
Proceeds from bank loan	37,412	18,815
Repayment of bank loan	(14,982)	(2,003)
Proceeds from exercise of stock options	21	-
Dividends paid	(1,129)	(1,139)
Net cash provided by/(used in) financing activities	21,322	15,673
Effect of exchange rate changes on cash	(87)	388
Net increase/(decrease) in cash and cash equivalents	1,787	(20,723)
Cash and cash equivalents at beginning of year	24,218	27,527
Cash and cash equivalents at end of the period	26,005	6,804

Interest paid	1,087	478
Income taxes paid	1,959	1,196